Filed by Citigroup Inc. pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 13e-4(c) and

deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Citigroup Inc.

Registration No. 333-158100

Dividend Blocker Amendment and Director Amendment

Will Benefit Holders of Citi’s Common Stock

Q: Does the Dividend Blocker Amendment help holders of our Common Stock?

A: Yes. The Dividend Blocker Amendment will allow Citigroup to pay dividends on our Common Stock without first paying dividends to holders of our Public Preferred Stock. It eliminates a potentially significant expense if the Board considers reinstating dividends on the Common Stock in the future. Citigroup may not be able to reinstate dividends on the Common Stock in the future if this amendment is not approved.

Q: Does the Director Amendment benefit holders of Common Stock?

A: Yes. If the Director Amendment is not approved by Citigroup stockholders and Citigroup does not pay dividends on the Public Preferred Stock for six quarterly periods (or for three semi-annual dividend periods in the case of Series E preferred stock), the holders of the Public Preferred Stock will be entitled to elect two directors to Citigroup’s board of directors. Common stockholders would not have the right to vote on these two directors.

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Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 140 countries. Through its two operating units, Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Additional information may be found at www.citigroup.com or www.citi.com.

In connection with the exchange offers, Citi has filed a Registration Statement on Form S-4 that contains a final prospectus and related exchange offer materials with the Securities and Exchange Commission (the “SEC”) on July 17, 2009. Citi has mailed a preliminary prospectus and a final prospectus to the holders of its series of convertible and non-convertible public preferred stock and TRUPS and E-TRUPS that may be eligible to participate in the exchange offer. Holders of these series of preferred stock, TRUPS and E- TRUPS are urged to read the prospectus and related exchange offer materials because they contain important information.

In connection with the solicitation of proxies for the proposed amendments to its certificate of incorporation and the certificates of designations of its public preferred stock, Citi has filed definitive proxy statements with the SEC. The definitive proxy statements and accompanying proxy cards and voting materials have been mailed to security holders of Citi. Investors and security holders of Citi are urged to read the proxy statements and other relevant materials because they contain important information.

Citi and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed amendments to its certificate of incorporation and the certificates of designations of its public preferred stock. Information regarding Citi’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, and its definitive proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 19, 2009. The proxy statements contain additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise.